Tel 713.758.2222 Fax 713.758.2347
November 8, 2010
Via EDGAR and Federal Express
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010

Re:	Targa Resources Investments Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 15, 2010
File No. 333-169277

Targa Resources Partners LP
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 4, 2010
Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010
Filed May 14, 2010 and August 6, 2010
File No. 001-33303
Dear Mr. Owings:
     Set forth below are the responses of Targa Resources Investments Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to the comments and requests for additional information contained in the letter received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 1, 2010, with respect to the Company’s Registration Statement on Form S-1 initially filed with the Commission on September 9, 2010, File No. 333-169277, as amended by Amendment No. 1 filed with the Commission on October 15, 2010 (the “Registration Statement”). Each response below has been prepared and is being provided by the Company and Targa Resources Partners LP (the “Partnership”), as applicable, each of which have authorized us to respond to the Staff’s comments on their behalf.
     Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your

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convenience, we have hand delivered three full copies of Amendment No. 2, as well as three copies of Amendment No. 2 that are marked to show all changes made since the filing of Amendment No. 1.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2, unless otherwise specified.
Amendment No. 1 to Registration Statement on Form S-1
Our Dividend Policy, page 53
TRII Minimum Estimated Cash Available for Distribution for the Twelve Month...page 58
1. We have reviewed your response to comment 17 from our letter dated October 8, 2010. Please note that we believe your forecast should not extend much further beyond one year from your anticipated effectiveness date. Accordingly, please be advised that we may request a forecast for a period ending prior to December 31, 2011 depending on the effectiveness date of your filing.
     Response: Since Amendment No. 2 includes the Company’s financial statements for the nine months ended September 30, 2010, and the Company plans to request effectiveness for this filing and close the offering in November 2010, the Company believes that the forecast included in Amendment No. 2 does not extend materially longer than one year from the anticipated effective date. The Company believes it is meaningful for its forward-looking calculation of pro forma available cash to be for the 12 months ending December 31, 2011 in order to reflect four full quarters of future estimated results following this offering. We estimate the gap between the projected period and the closing of the offering to be between four and six weeks.
Management’s Discussion and Analysis of Financial Condition and Results... Page 73
Liquidity and Capital Resources, page 89
2. We note your response to comment 27 from our letter dated October 8, 2010. Please incorporate your response to comment 27 into your registration statement.

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     Response: The Registration Statement has been revised as requested. Please see page 90.
Credit Facilities and Long-Term Debt, page 93
3. We note your response to comment 30 from our letter dated October 8, 2010. Please incorporate your response to comment 30 into your registration statement.
     Response: The Registration Statement has been revised as requested. Please see page 96.
Critical Accounting Policies, page 96
4. We note your response to comment 35 from our letter dated October 8, 2010. Please clarify the statement that you “engage an independent valuation firm to conduct valuations and provide opinions on the fair market value of the stock underlying option grants.” In this regard, clarify whether management or the valuation firm makes the determination of the fair value of the common stock. We refer you to Question 233.02 of the Division of Corporation Finance Compliance and Disclosure Interpretations on the Securities Act.
     Response: The Company acknowledges the Staff’s comment and has reviewed Question 233.02 of the Division of Corporation Finance Compliance and Disclosure Interpretations on the Securities Act. The Company’s management is responsible for determining compensation expense to be recognized over the vesting period of the Company’s securities, which includes determining the fair market value of the Company’s common stock. In making this determination, the Company’s management considers a report of fair market value of the Company’s stock prepared by a nationally recognized independent valuation firm that management engages for this purpose. We have provided clarifying language in the Registration Statement. Please see Page F-12.
Executive Compensation, page 148
Annual Cash Incentives, page 152
5. We note your response and revisions to your registration statement in response to comment 41 from our letter dated October 8, 2010. Please further revise your disclosure to describe in greater detail what aspects of overall performance, including organizational performance, led them to conclude that your performance substantially exceeded expectations in 2009 with regards to the eight business priorities set for 2009.

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     Response: The Registration Statement has been revised as requested. Please see pages 153-154.
Grants of Plan-Based Awards, page 158
6. We note your response and the revisions to your registration statement in response to comment 44 from our letter dated October 8, 2010. Please revise your disclosure to clearly indicate, if true, that the percentage of awards that each executive officer will receive is either 50%, 100% or 150% of the cash value of the performance unit awards as calculated on the date of vesting. Currently, your disclosure could lead one to conclude that at vesting the January 2008 and 2009 performance awards will vest at either 50% or 100% of the number of awards granted to the executive officers rather than 50% to 100% of the cash value. Please make similar revisions with respect to your December 2009 grants.
     Response: The Registration Statement has been revised as requested. Please see page 161.
Form 10-K for the Fiscal Year Ended December 31, 2009 of Targa Resources Partners LP
General
7. Please apply, to the extent applicable, any comments issued in this letter or the comment letter dated October 8, 2010 regarding the Form S-1 filed by Targa Investment Resources, Inc. to the Form 10-K and related filings of Targa Resources Partners LP. Please confirm your understanding in this regard.
     Response: The Company and Targa Resources Partners LP (the “Partnership”) acknowledge the Staff’s comment, and the Partnership undertakes to apply, to the extent applicable, comments issued in the letters from the Staff to the Company dated October 8, 2010 and November 1, 2010 regarding the Registration Statement (together, the “Letters”) to its future filings, including its current report on Form 8-K to provide supplemental consolidated financial statements to reflect the Versado and VESCO acquisitions and its annual reports on Form 10-K. The Partnership’s Quarterly Report on Form 10-Q for the period ending September 30, 2010, filed with the Commission on November 5, 2010 (the “Quarterly Report”), applied and was responsive to applicable Staff comments from the Letters.
Item 1A. Risk Factors, page 25
8. In future filings, please delete the penultimate sentence in the first paragraph in which you state that additional risks not presently known to you or which you consider

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immaterial may also materially adversely affect you. Please note that all material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.
     Response: The Company and the Partnership acknowledge the Staff’s comment. The Partnership undertakes to delete the penultimate sentence from its future filings.
Item 7. Management’s Discussion and Analysis of Financial Condition...page 55, Results of Operations, page 65
9. Where changes in items are caused by more than one factor, please quantify the effect of each factor on the change. For example, on page 69 under the heading “Year Ended December 31, 2008 Compared to year Ended December 31, 2007” you indicate that the increase in operating expenses was primarily the result of increases in general maintenance and supplies, lube oil, environmental and automotive expenses, compensation related expenses and ad valorem taxes,” without quantifying the effect of each factor on the change. Also, on page 70 under Year Ended December 31, 2009 Compared to year Ended December 31, 2008” you indicate that lower revenues from fractionation, terminalling and storage was a result of a slight increase in fractionation and treating volumes with a decrease in fuel and electricity prices and reduced barge and truck utilization, but you do not quantify the effect that each of these factors had on the change in revenue. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you disclose that revenue changes related to variations in such items as commodity prices, volumes, fee-based and other revenues, and business interruption insurance proceeds. While this information is beneficial to the reader, please quantify the extent to which the overall change is attributable to each identified factor and explain in reasonable detail the reasons driving fluctuations in each factor. Please address these examples, but realize that these are examples only and not an exhaustive list of the revisions you should make. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.
Response: The Company and the Partnership acknowledge the Staff’s comment. The Quarterly Report was revised as requested, and the Partnership undertakes to revise its future filings accordingly.

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Item 9A. Controls and Procedures, page 83
Disclosure Controls and Procedures, page 83
10. You state that your disclosure controls and procedures were designed at the reasonable assurance level. Please revise your future filings and confirm to us that your Chief Executive Officer and Chief Financial Officer made their conclusion regarding the effectiveness of your disclosure controls and procedures at the reasonable assurance level. Alternatively, remove the reference to the level of assurance of your disclosure controls and procedures in future filings.
     Response: The Partnership confirms that the Chief Executive Officer and Chief Financial Officer of its general partner (the “General Partner”) made their conclusion regarding the effectiveness of the Partnership’s disclosure controls and procedures at the reasonable assurance level. The Quarterly Report was revised as requested, and the Partnership undertakes to revise its future filings accordingly.
Item 11, Executive Compensation, page 90
Compensation Discussion and Analysis, page 90
11. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

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     Response: Item 402(s) of Regulation S-K requires a discussion of a registrant’s policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and risk-taking incentives but only to the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant.
     In order to determine whether Item 402(s)’s disclosure requirements were applicable to the Partnership, the board of directors of the General Partner reviewed (i) the background of the Commission’s disclosure requirements about compensation risks, (ii) a compensation risk outline prepared by the Partnership’s management, (iii) a description of the types of risks that may exist in various types of compensation arrangements and (iv) the elements of the Company’s compensation policies, practices and procedures. Based on this review, the board of directors of the General Partner and its management determined that the Partnership’s compensation policies and practices would not give rise to material risks to the Partnership’s operations. As such, the Partnership did not include disclosure in response to Item 402(s) of Regulation S-K in its Annual Report on Form 10-K for the year ended December 31, 2009.
Consolidated Statement of Changes in Owners’ Equity, page F-7
12. We note that you classify distributions related to the general partner’s IDRs as equity transactions. Please explain why you believe equity classification is appropriate, including explaining the purpose for which you provide cash distributions to your general partner beyond the general partner’s ownership interest. Also tell us what consideration, if any, was given to recording IDRs as compensation to the general partner. In this regard, we assume that the services provided by your general partner and other affiliated companies in conducting and directing your activities are billed to you at cost, and it appears that IDRs could be a method for providing your general partner with compensation in return for providing these services to you.
Response: The Partnership has consistently classified IDRs declared and paid to its General Partner as Partnership equity distribution transactions as reflected in the General Partner capital account, a predominant accounting and reporting practice for publicly-traded master limited partnerships (“MLPs”). The partnership agreement defines “Limited Partner Interest” to mean the ownership interest of a limited partner in the partnership, which may be evidenced by common units, Class B units, subordinated units and IDRs — clearly establishing IDRs as equity interests separate and apart from the “General Partner Interest,” which is separately defined. All of the Partnership’s cash distributions to the limited partner and General Partner, as declared each quarterly period, and related income (loss) allocations are fully disclosed in the Partnership’s financial statements and related notes with the IDR cash distributions accounted for as an allocation to the General Partner required by the terms of the requirements of the Partnership’s partnership agreement (the “Agreement”). We also note that the IDRs are treated as equity for federal income tax purposes.

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     The General Partner was issued a general partner interest and related IDRs upon formation of the Partnership in exchange for the contribution by the Company and its affiliates of mature assets with established cash flows. The IDRs constituted a major inducement for the General Partner to make its initial capital contribution and, had they not been issued, the General Partner would have likely required some other form of participating security or additional partnership equity interest in the Partnership assets and earnings in respect of its investment. The IDRs represent a return on the General Partner’s capital investment and give the General Partner an additional means to participate in the performance of the Partnership in alignment with the limited partners’ interests. The IDRs also reflect significant economic and legal risks borne by the General Partner. For example, the IDRs are effectively subordinated to the Partnership’s common units, as no payments are made on them until the distributions on the common units achieve specified levels according to the Agreement. Further, like the limited partner and general partner interests in the Partnership, the IDRs are entitled to receive cash distributions upon a liquidation or transfer of the Partnership up to the IDR high split level, without regard to the services provided by the existing or transferee general partner.
     In accordance with Section 7.4 of our Agreement, the General Partner is reimbursed for all direct and indirect expenses that it incurs or pays on behalf of the Partnership. The General Partner’s reimbursement does not include either a mark-up or discount, and we believe our reimbursements for these services are reasonably equivalent to the level of costs we would incur as a stand alone entity. Distributions in respect of the IDRs correlate with the amount of cash generated by the Partnership and distributed to its partners, not the amount of services provided by the General Partner. Indeed, whether or not Partnership distributions are in the high splits, the General Partner and its affiliates’ obligations to provide for or arrange for services to the Partnership remain unchanged and continue to be reimbursed by the Partnership at cost. The historical Partnership accounting and interpretation of the Agreement support the Partnership’s IDRs that are declared and paid each quarter to the General Partner as a return on investment equity distribution, as the General Partner IDR distributions are not attributed or linked to providing services to the Partnership.

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     The Partnership believes the IDR cash distributions are consistently accounted for as Partnership equity distributions to the General Partner in accordance with the Agreement and appropriately disclosed in the Partnership’s financial statements and related notes.
Notes to_Consolidated Financial Statements, page F-9
Note 4 — Significant Accounting Policies, page F-10
13. We note your disclosures on pages 18 and 36 that Targa NGL, a subsidiary acquired from your parent Targa Resources, Inc. (“Targa”), is an interstate common carrier subject to regulation by the FERC and have the following comments:
•	Please tell us whether you apply ASC 980 for the portion of your business that is regulated.

•	Please tell us whether the accounting for any of your property, plant and equipment and the related depreciation is based on FERC regulations.

•	Based on your response to the above bullet points, please tell us how you determined additional footnote disclosures were not needed to address the impact of regulatory accounting on your financial statements.
     Response: Targa NGL falls under FERC regulatory jurisdiction because the pipeline transports NGL products in interstate commerce between Targa’s Lake Charles, Louisiana area liquids processing and storage facilities and Targa’s Mont Belvieu, Texas liquids processing and storage facilities. The Partnership evaluates the applicability of ASC 980 to Targa NGL and follows FERC regulations in its accounting and reports its result under FERC Form 6: Annual Report of Oil Pipeline Companies.
     Targa NGL’s property, plant and equipment consist mainly of NGL transmission facilities depreciated on a straight-line basis over their estimated useful lives as approved by FERC. As such, they are not impacted by the ratemaking process and the accounting for Targa NGL’s property, plant and equipment does not differ from US GAAP accounting for depreciation for similar non-regulated assets.
Additionally due to the nature of the intercompany relationship between Targa NGL and its affiliate customer base, the financial results of Targa NGL are eliminated in consolidation at the Partnership consolidated level. After giving consideration to the effects of consolidation elimination, Targa NGL’s income statement impact in 2009 was $535,000 of depreciation or approximately 1.0% of the Partnership’s 2009 net income and the balance sheet impact is net

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property, plant and equipment of $17.2 million or 1.0% of the Partnership’s total net property, plant and equipment and 0.8% of the Partnership’s total net assets.
ASC 980-15-2 states that “guidance in the Regulated Operations Topic applies to the external financial statements of an entity that has regulated operations that met all of the following criteria:
a.	The entity’s rates for regulated services or products provided to its customers are established by or are subject to approval by an independent, third-party regulator or by its own governing board empowered by statute or contract to establish rates that bind customers.

b.	The regulated rates are designed to recover the specific entity’s costs of providing the regulated services or products. This criterion is intended to be applied to the substance of the regulation, rather than its form. If an entity’s regulated rates are based on the costs of a group of entities and the entity is so large in relation to the group of entities that its costs are, in essence, the group’s costs, the regulation would meet this criterion for that entity.

c.	In view of the demand for the regulated services or products and the level of competition, direct and indirect, it is reasonable to assume that rates set at levels that will recover the entity’s costs can be charged to and collected from customers. This criterion requires consideration of anticipated changes in levels of demand or competition during the recovery period for any capitalized costs. This last criterion is not intended as a requirement that the entity earn a fair return on shareholders’ investment under all conditions; an entity can earn less than a fair return for many reasons unrelated to the ability to bill and collect rates that will recover allowable costs . . .”
Targa NGL’s tariff rates similar to other for oil pipelines, are market—based rather than the cost-of service regulated rates designed to recover the costs of providing service regulated services or goods. Thus, Targa NGL’s rates are not “designed to recover the specific entity’s costs of providing the regulated services or products” as required under ASC 980-15-2(b). Thus, ASC 980 is not applicable to the Partnership’s financial statements.
Finally, the intent of ASC 980 is to report the effects of regulation on the accounting and reported results of a regulated portion of an entity operations. If ASC 980 were applicable, no footnote disclosure would be deemed to be necessary based on the facts that (a) FERC’s jurisdictional authority does not impact Targa NGL’s financial results in a manner that

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differs from normal consolidated US GAAP results and (b) the financial results that flow to the Partnership’s consolidated financial statements are not material to the Partnership’s consolidated financial statements.
Net Income per Limited Partner Unit, page F-12
14. Please tell us in sufficient detail how you calculate net income attributable to limited partners in your net income per limited partner unit computations. In doing so, please tell us if the incentive distribution rights are separate participating securities or are embedded in the general partner interest and clarify how your treatment complies with FASB ASC 260-10-55-102 through 55-109, particularly paragraph 55-106 regarding cash distributions in excess of earnings.
Response: The IDRs are separate participating securities and are not embedded in the General Partner Interest. As such, ASC 260-10-55-107 through 55-109 are not applicable to the Partnership.
Distributions are determined under the terms of the First Amended and Restated Agreement of Limited Partnership of Targa Resources Partners LP (“Agreement”), which governs amounts used to determine net income or loss attributable to the General Partner Interest, Limited Partners and the holders of the Incentive Distribution Rights (“IDRs”).
Under the terms of the Agreement:
•	The holders of the IDRs do not share in net income and net losses. Since the IDRs do not share in net losses, ASC 260-10-45-68 does not apply. Thus, cash distributions in excess of earnings are not allocated to the IDRs.

•	Distributions to the holders of the IDRs are based on the level of Available Cash and actual cash distributions made to the General Partner Interest and Limited Partner units (i.e., specifically limited to Available Cash predicated on meeting certain distribution payment thresholds to the General Partner Interest and Limited Partner units. Thus, the IDRs would not be allocated undistributed earnings where earnings are in excess of cash distributions).
Net income or loss per limited partner unit is calculated consistent with the guidance of ASC 260-10-55-105 (and EITF 07-04 as effective for fiscal years beginning after December 15, 2008). Since the Partnership has acquired entities and assets under common control, we consider the impact of the predecessor operations during a period in which an acquisition

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occurs. The specific steps for calculating net income per limited partner unit are discussed below.
For periods where there was (were) no acquisition(s) of entities or assets under common control:
•	Net income or loss attributable to the Partnership is determined by subtracting net income or loss attributable to noncontrolling interest from total net income or loss.

•	Distributions from Available Cash that are due the IDRs are subtracted from net income or loss attributable to the Partnership to determine net income or loss attributable to the General Partner and Limited Partner units.

•	Net income or loss attributable to the General Partner and Limited Partner units is apportioned to the General Partner and Limited Partner units based on the provisions for allocating net income or net losses under the Agreement.
For periods where there was (were) acquisition(s) of entities or asset under common control:
•	Net income or loss attributable to the Partnership is determined by subtracting net income or loss attributable to noncontrolling interest from total net income or loss.

•	Net income or loss attributable to the General Partner, Limited Partner units and IDRs is determined by subtracting income for predecessor operations, if any, from net income or loss attributable to the Partnership.

•	Distributions from Available Cash that are due the IDRs are subtracted from net income or loss attributable to the Partnership to determine net income or loss attributable to the General Partner and Limited Partner units.

•	Net income or loss attributable to the General Partner and Limited Partner units is apportioned to the General Partner and Limited Partner units based on the provisions for allocating net income or net losses under the Agreement.
Note 15 — Related-Party Transactions, page F-29
15. We note that your financial statements include costs allocated to you by Targa, including costs for centralized general and administrative services performed by Targa, as

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well as depreciation of assets utilized by Targa’s centralized general and administrative functions. You further disclose that these allocations are not necessarily indicative of the costs and expenses that would have resulted if you had operated as a stand-alone entity. Please disclose your estimates of what your related expenses would have been on a stand-alone basis, or tell us why such disclosure is not practicable. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. Please also confirm that your historical income statements include all expenses incurred by Targa on your behalf. See Questions 1 and 2 of SAB Topic 1B.
Response: In accordance with the Partnership’s partnership agreement, all costs allocated to the Partnership reflect actual costs incurred by the Company to support the Partnership’s operations. These costs include costs of management and other employees as well as an allocation of costs incurred that benefit both the Company and the Partnership, including software, systems, insurance and other central office overhead. Because these expenses are allocated based on cost, we do not believe that it is practicable to determine what these expenses would have been had the Partnership engaged a third party to provide those services as a result of the fees and mark-ups that of necessity would be included by a third party. Accordingly, we have included disclosure that makes it clear that allocated costs are not necessarily indicative of costs that might be incurred from a third party.
The Partnership confirms that its historical income statements include all expenses incurred by Targa on its behalf.
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Item 4. Controls and Procedure, page 41
Evaluation of Disclosure Controls and Procedures, page 41
16. We note that your Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by the report, that your disclosure controls and procedures were effective at the reasonable assurance level that information required to be disclosed in your reports is recorded, processed, summarized and reported within the specified time periods. Please also confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective, at the reasonable assurance level, to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and

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communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). In the alternative, you may refer to the definition of disclosure controls and procedures found in Exchange Act Rule 13a-15(e) and provide your Chief Executive Officer’s and Chief Financial Officer’s conclusion regarding the effectiveness of your disclosure controls and procedures.
     Response: The Partnership confirms that the officers of the General Partner concluded that its disclosure controls and procedures are effective, at the reasonable assurance level, to ensure that information required to be disclosed in the reports that the Partnership files or submits under the Exchange Act is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. The Partnership’s Quarterly Report was revised as requested and the Partnership undertakes to revise its future filings accordingly.
17. Also, we note that your Chief Executive Officer and Chief Financial Officer made their conclusion regarding the effectiveness of your disclosure controls and procedures at the reasonable assurance level. If your Chief Executive Officer and Chief Financial Officer make their conclusion regarding the effectiveness of your disclosure controls and procedures at the reasonable assurance level they must also indicate, if true, that your disclosure controls and procedures were designed at the reasonable assurance level. Please revise your future filings and confirm to us that your disclosure controls and procedures as of March 31, 2010 were also designed at the reasonable assurance level. Alternatively, remove the reference to the level of assurance of your disclosure controls and procedures in future filings.
     Response: The Partnership confirms that its disclosure controls and procedures as of March 31, 2010 were designed at the reasonable assurance level. The Partnership’s Quarterly Report was revised as requested and the Partnership undertakes to revise its future filings accordingly.
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Item 2. Management’s Discussion and Analysis of Financial Condition.... page 27
Liquidity and Capital Resources, page 35
18. You state on page 36 that your counterparty collateral demands reflect your non-investment grade status. Please discuss why your status is currently “non-investment grade” and who made this assessment.

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     Response: The Partnership’s status is currently “non-investment grade” because Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services have assigned non-investment grade corporate ratings to the Partnership. The Partnership’s Quarterly Report was revised to clarify its rating as requested and the Partnership undertakes to revise its future filings accordingly.
Item 4. Controls and Procedures, page 45
Evaluation of Disclosure Controls and_Procedures, page 45
19. We note that your Chief Executive Officer and Chief Financial Officer did not indicate whether your disclosure controls and procedures were “effective” as of the end of the period covered by the report. Instead your disclosure states that your disclosure controls and procedures provide reasonable assurance that information required to be disclosed in your reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Please revise your future filings and confirm to us that your disclosure controls and procedures were “effective” at the reasonable assurance level as of the end of the period covered by the report. Please also confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective, at the reasonable assurance level, to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). In the alternative, you may refer to the definition of disclosure controls and procedures found in Exchange Act Rule 13a-15(e) and provide your Chief Executive Officer’s and Chief Financial Officer’s conclusion regarding the effectiveness of your disclosure controls and procedures.
     Response: The Partnership’s Quarterly Report was revised as requested, and the Partnership undertakes to revise the certifications included in its future filings accordingly.
20. Also, if your Chief Executive Officer and Chief Financial Officer made their conclusion regarding the effectiveness of your disclosure controls and procedures at the reasonable assurance level you must also indicate, if true, that your disclosure controls and procedures were designed at the reasonable assurance level. Please revise your future filings and confirm to us that your disclosure controls and procedures as of June 30, 2010 were designed at the reasonable assurance level. Alternatively, remove the reference to the level of assurance of your disclosure controls and procedures in future filings.
     Response: The Partnership’s Quarterly Report was revised as requested, and the Partnership undertakes to revise the certifications included in its future filings accordingly.

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The Partnership confirms that its disclosure controls and procedures as of June 30, 2010 were designed at the reasonable assurance level.
Exhibit 31.1 and 31.2
21. We note that you title your certification as “Certification of the Chief Executive Officer Pursuant to Rule 13a-14(A)/15D-14(A) of the Securities Exchange Act of 1934.” The certification of your Chief Financial Officer includes a similar title. Please revise future certifications so that it tracks the form included in Item 601(b)(31) of Regulation S-K. In this regard, the title should only state “certification” rather than specifying that it is the Chief Executive Officer’s or Chief Financial Officer’s certification. We note a similar issue with your Form 10-Q for the fiscal quarter ended March 31, 2010.
     Response: The certifications in the Partnership’s Quarterly Report were revised as requested and the Partnership undertakes to revise the certifications included in its future filings accordingly.
     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 2 to David P. Oelman at Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,
By:	/s/ David P. Oelman
David P. Oelman

Enclosures

cc:	Robert W. Errett, Securities and Exchange Commission Christopher S. Collins, Vinson & Elkins L.L.P.